EXHIBIT 99.109
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                [LOGO - ADVANTAGE ENERGY INCOME FUND]
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                          ADVANTAGE ENERGY INCOME FUND

                                 AUGUST 12, 2004

                        CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS                                             AUGUST 12, 2004
ADVANTAGE ENERGY INCOME FUND                                         PAGE 2 OF 8


CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)                                        June 30, 2004              December 31, 2003
-----------------------------------------------------------------------------------------------------------
                                                               (unaudited)              (restated - note 1)
Assets
Current assets
     Accounts receivable                                      $    35,988                  $     34,181

Fixed assets
     Property and equipment                                       727,793                       675,090
     Accumulated depletion & depreciation                        (195,692)                     (155,155)
-----------------------------------------------------------------------------------------------------------

                                                                  532,101                       519,935
Goodwill                                                           27,773                        27,773
-----------------------------------------------------------------------------------------------------------

                                                              $   595,862                  $    581,889
===========================================================================================================

Liabilities

Current liabilities
     Accounts payable and accrued liabilities                 $    41,248                  $     53,287
     Cash distributions payable to Unitholders                      9,189                         8,445
     Hedging liability (note 5)                                    10,224                             -
     Bank indebtedness (note 2)                                   161,707                       102,968
-----------------------------------------------------------------------------------------------------------

                                                                  222,368                       164,700
===========================================================================================================

Capital lease obligation                                            1,885                         2,043
Asset retirement obligations (note 3)                              14,477                        13,892
Future income taxes                                                68,457                        77,999
-----------------------------------------------------------------------------------------------------------

                                                                  307,187                       258,634
===========================================================================================================

Unitholders' equity

Unitholders' capital (note 4i)                                    339,279                       302,496
Convertible debentures (note 4ii)                                  66,396                        99,984
Contributed surplus (note 4i)                                       1,036                             -
Accumulated income                                                 88,044                        73,137
Accumulated cash distributions                                   (206,080)                     (152,362)
-----------------------------------------------------------------------------------------------------------

                                                                  288,675                       323,255
-----------------------------------------------------------------------------------------------------------

                                                               $  595,862                  $    581,889
-----------------------------------------------------------------------------------------------------------

FINANCIAL STATEMENTS                                             AUGUST 12, 2004
ADVANTAGE ENERGY INCOME FUND                                         PAGE 3 OF 8

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

                                                     Three             Three               Six               Six
                                                 months ended      months ended       months ended      months ended
(thousands of dollars) (unaudited)               June 30, 2004     June 30, 2003      June 30, 2004     June 30, 2003
------------------------------------------------------------------------------------------------------------------------
                                                                (restated - note 1)                  (restated - note 1)
Revenue

   Petroleum and natural gas                       $ 54,181          $  39,654         $ 108,017            $ 81,733
   Royalties, net of Alberta Royalty Credit         (10,578)            (6,510)          (21,130)            (14,706)
------------------------------------------------------------------------------------------------------------------------

                                                     43,603             33,144            86,887              67,027

Expenses

   Operating                                          8,218              5,624            16,538              11,138
   General and administrative                           788                915             1,634               1,740
   Stock-based compensation                           1,036                  -             1,036                   -
   Management fee                                       530                413             1,055                 838
   Non-cash performance incentive (note 6)            1,500              3,785             2,900               4,840
   Interest                                           1,399              1,792             2,677               3,387
   Unrealized hedging loss (gain) (note 5)             (833)                 -            10,224                   -
   Depletion, depreciation and accretion             20,655             11,627            41,001              23,237
------------------------------------------------------------------------------------------------------------------------

                                                     33,293             24,156            77,065              45,180
========================================================================================================================

Income before taxes                                  10,310              8,988             9,822              21,847

Future income tax recovery                           (1,767)           (11,954)           (9,542)            (15,056)
Income and capital taxes                                315                190               630                 573
------------------------------------------------------------------------------------------------------------------------

                                                     (1,452)           (11,764)           (8,912)            (14,483)
========================================================================================================================

Net income                                           11,762             20,752            18,734              36,330
Accumulated income, beginning of period
   as previously reported                            77,957             50,879            72,022              36,581
Effect of change in accounting for
   asset retirement obligations (note 1)                  -              1,203             1,115               1,255
------------------------------------------------------------------------------------------------------------------------

Accumulated income,
   beginning of period as restated                   77,957             52,082            73,137              37,836
Interest on convertible debentures                   (1,660)              (991)           (3,760)             (2,323)
Costs on issuance of convertible debentures             (15)               (53)              (67)                (53)
------------------------------------------------------------------------------------------------------------------------

Accumulated income, end of period                  $ 88,044          $  71,790         $  88,044            $ 71,790
========================================================================================================================

Net income per Trust Unit
   Basic                                           $   0.26          $    0.67         $    0.39            $   1.18
   Diluted                                         $   0.26          $    0.64         $    0.39            $   1.12

FINANCIAL STATEMENTS                                             AUGUST 12, 2004
ADVANTAGE ENERGY INCOME FUND                                         PAGE 4 OF 8

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Three             Three               Six               Six
                                                 months ended      months ended       months ended      months ended
(thousands of dollars) (unaudited)               June 30, 2004     June 30, 2003      June 30, 2004     June 30, 2003
------------------------------------------------------------------------------------------------------------------------
                                                                (restated - note 1)                  (restated - note 1)
OPERATING ACTIVITIES

Net income                                         $ 11,762          $  20,752         $  18,734            $ 36,330
Add (deduct) items not requiring cash:
   Stock-based compensation                           1,036                  -             1,036                   -
   Non-cash performance incentive (note 6)            1,500              3,785             2,900               4,840
   Future income taxes                               (1,767)           (11,954)           (9,542)            (15,056)
   Unrealized hedging loss (gain) (note 5)             (833)                 -            10,224                   -
   Depletion, depreciation and accretion             20,655             11,627            41,001              23,237
------------------------------------------------------------------------------------------------------------------------

Funds from operations                                32,353             24,210            64,353              49,351
Expenditures on asset retirement (note 3)               (86)               (23)             (148)                (81)
Changes in non-cash working capital                  (4,503)             1,929           (13,291)                345
------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities                27,764             26,116            50,914              49,615
========================================================================================================================

FINANCING ACTIVITIES

Units issued, net of costs (note 4)                     112                (57)              228                (131)
Increase in bank debt                                25,552             18,962            58,739              25,137
Interest on convertible debentures                   (2,116)            (2,753)           (3,760)             (3,061)
Reduction of capital lease obligation                   (80)                 -              (158)                  -
Cash distributions to Unitholders                   (27,040)           (20,245)          (52,974)            (36,732)
------------------------------------------------------------------------------------------------------------------------

Cash (used in) provided by financing activities      (3,572)            (4,093)            2,075             (14,787)
========================================================================================================================

INVESTING ACTIVITIES

Expenditures on property and equipment              (23,023)           (24,095)          (53,225)            (37,724)
Property dispositions                                     -                  -               791                   -
Property acquisitions                                     -               (894)                -                (894)
Changes in non-cash working capital                  (1,169)             2,966              (555)              3,790
------------------------------------------------------------------------------------------------------------------------

Cash used in investing activities                   (24,192)           (22,023)          (52,989)            (34,828)
========================================================================================================================

Net increase in cash                                      0                  0                 0                   0

Cash, beginning of period                                 0                  0                 0                   0
------------------------------------------------------------------------------------------------------------------------

Cash, end of period                                $      0          $       0         $       0            $      0
========================================================================================================================

Cash taxes paid                                    $    315          $     188         $     631            $    390
Cash interest paid                                 $  2,049             $  2,686       $   3,321            $  4,321

FINANCIAL STATEMENTS                                             AUGUST 12, 2004
ADVANTAGE ENERGY INCOME FUND                                         PAGE 5 OF 8


NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All tabular amounts in thousands, except for per Unit amounts (unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2003 except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2003 as set out in Advantage's Annual Report.

1.   CHANGE IN ACCOUNTING POLICIES

     (a) PETROLEUM AND NATURAL GAS PROPERTIES AND RELATED EQUIPMENT

     Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

     The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

     The Trust adopted the new accounting standard relating to full cost accounting effective January 1, 2004 and as at January 1, 2004 and June 30, 2004 no write-down to the carrying value of petroleum and natural gas assets was required. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

     (b) ASSET RETIREMENT OBLIGATIONS

     The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

     Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

     The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

     Balance Sheets                                                        December 31, 2003        December 31, 2002
     ----------------------------------------------------------------------------------------------------------------
     Asset retirement costs, included in property and equipment               $   7,137                $    3,856
     Asset retirement obligations                                             $  13,892                $    7,351
     Provision for future site restoration                                    $  (8,451)               $   (5,396)
     Future income taxes                                                      $     581                $      646
     Accumulated income                                                       $   1,115                $    1,255

FINANCIAL STATEMENTS                                             AUGUST 12, 2004
ADVANTAGE ENERGY INCOME FUND                                         PAGE 6 OF 8


                                                                  Three months      Six months            Year
                                                                      ended            ended              ended
     Statements of Income                                         June 30, 2003    June 30, 2003    December 31, 2003
     ----------------------------------------------------------------------------------------------------------------
     Accretion expense                                              $     128        $     257         $     515
     Depletion and depreciation on asset retirement costs           $     230        $     469         $     997
     Amortization of estimated future removal
         and site restoration liability                             $    (280)       $    (572)        $  (1,307)
     Future taxes                                                   $     (25)       $     (49)        $     (65)
     Net income (loss) impact                                       $     (53)       $    (105)        $    (140)
     Basic net income (loss) per Unit                               $   (0.00)       $  (0.00)         $   (0.00)
     Diluted net income (loss) per Unit                             $   (0.00)       $  (0.00)         $   (0.00)

     (c) HEDGING RELATIONSHIPS

     Effective January 1, 2004, CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Advantage has chosen not to apply hedge accounting and will instead use the fair value method. This method requires the fair value of the derivative financial instruments be recorded at each balance sheet date. In accordance with this method, the Fund has recorded an unrealized hedging loss of $10.2 million at June 30, 2004.Realized gains and losses on settlement of hedges has been included within petroleum and natural gas revenue.

2.   BANK DEBT

     Advantage has reached an agreement with a syndicate of four Canadian chartered banks to increase its extendible revolving loan facility from $160 million to $210 million and the renewal of a $10 million operating loan facility with an extended maturity date of May 28, 2005. The loan's interest rate is based on either prime or bankers acceptances' rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalent.

3.   ASSET RETIREMENT OBLIGATIONS

     The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $40.7 million which will be incurred between 2004 to 2054. A credit-adjusted risk-free rate of 7.0 percent was used to calculate the fair value of the asset retirement obligations.

     A reconciliation of the asset retirement obligations is provided below:

                                                                        Six month period ended         Year ended
                                                                             June 30, 2004          December 31, 2003
     ----------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                             $  13,892                $    7,351
     Accretion expense                                                              463                       515
     Liabilities incurred                                                           270                     6,362
     Liabilities settled                                                           (148)                     (336)
     ----------------------------------------------------------------------------------------------------------------
     Balance, end of period                                                   $  14,477                $   13,892
     ================================================================================================================

FINANCIAL STATEMENTS                                             AUGUST 12, 2004
ADVANTAGE ENERGY INCOME FUND                                         PAGE 7 OF 8


4.   UNITHOLDERS' EQUITY

     (i) UNITHOLDERS' CAPITAL

     (a) Authorized

         (i) Unlimited number of voting Trust Units

     (b) Issued

                                                                           Number of Units                Amount
     --------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2003                                             36,717,206               $    282,904
     2003 non-cash performance incentive                                       1,099,104                     19,592
     Issued on conversion of debentures                                        2,080,775                     33,588
     Issued on exercise of options, net of costs                                  55,000                        295
     Non-cash performance incentive estimated (see note 5)                             -                      2,900
     --------------------------------------------------------------------------------------------------------------
     Balance at June 30, 2004                                                 39,952,085               $    339,279
     ==============================================================================================================


     On January 27, 2004 Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

     (c) Trust Units Rights Incentive Plan

                                                            Series A                                 Series B
                                                    Number            Price                 Number              Price
     ------------------------------------------------------------------------------------------------------------------
     Balance at December 31, 2003                  140,000          $    7.87                      -              -
     Exercised                                     (55,000)              -                         -              -
     Issued                                              -               -                   225,000         $   18.42
     Reduction of exercise price                         -              (1.38)                     -             (0.23)
     ------------------------------------------------------------------------------------------------------------------
     Balance at June 30, 2004                       85,000          $    6.49                225,000         $   18.19
     ==================================================================================================================

     On June 17 the Fund issued 225,000 Series B Trust Unit rights to the independant directors of Advantage at a price of $18.42 per right. At the option of the rights holder the exercise price can be adjusted downwards over time based on distributions made by the Trust to Unitholders. During the quarter the Fund recorded a stock-based compensation expense of $1.0 million to recognize the fair value of the rights granted. As the rights vested immediately no further expense will be recognized related to the rights issuance. Based on a June 30, 2004 unit price of $18.65, the increase in the intrinsic value of the Series A Trust Unit Rights during second quarter of 2004 is approximately $0.2 million.

     (ii) CONVERTIBLE DEBENTURES

                                      10% debentures        9% debentures      8.25% debentures
                                       convertible @        convertible @        convertible @
                                        $13.30/Unit          $17.00/Unit          $16.50/Unit       Total debentures
     ----------------------------------------------------------------------------------------------------------------
     Balance at December 31,  2003       $  10,214            $  30,000            $  59,770            $  99,984
     Converted to Trust Units               (3,458)              (2,945)             (27,185)             (33,588)
     ----------------------------------------------------------------------------------------------------------------
     Balance at June 30, 2004            $   6,756            $  27,055            $  32,585            $  66,396
     ================================================================================================================

     The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the six months ended June 30, 2004, $33,588,000 debentures were converted resulting in the issuance of 2,080,775 Advantage Units.

FINANCIAL STATEMENTS                                             AUGUST 12, 2004
ADVANTAGE ENERGY INCOME FUND                                         PAGE 8 OF 8


5.   FINANCIAL INSTRUMENTS

     As at June 30, 2004 the Fund has the following hedges in place:

     Volume                                           Effective Period                                      Price
     --------------------------------------------------------------------------------------------------------------
     Natural gas - AECO
     50,350 mcf/d                             April 1, 2004 - December 31, 2004                          $ 6.12/mcf
     10,450 mcf/d                             January 1, 2005 - March 31, 2005                           $ 6.30/mcf

     As at June 30, 2004 the settlement value of the hedges outstanding was approximately $10.2 million and has been charged to income as an unrealized hedging loss.

6.   NON-CASH PERFORMANCE INCENTIVE

     The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At June 30, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first six months performance as the actual amount is only calculated and paid on an annual basis.

     The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2004 opening Unit Price was $17.83 per Unit. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. If the performance fee was paid at June 30, 2004 based on the performance of the Trust in the first half the total fee payable would be $5.8 million. The Trust has accrued one half of this amount or $2.9 million for the first six months of 2004. It is expected that any fee earned be paid to the Manager in Advantage Trust Units and therefore the accrued fee to June 30, 2004 has been classified as Unitholders' Capital. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.


FORWARD LOOKING INFORMATION

The information in this release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact:

                 Mr. Gary F. Bourgeois, VP Corporate Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                             Calgary, AlbertaT2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: WWW.ADVANTAGEINCOME.COM
                      E-mail: ADVANTAGE@ADVANTAGEINCOME.COM